■ SIT INVESTMENT ASSOCIATES, INC. ■

GLOBAL INVESTMENT OUTLOOK & STRATEGY

APRIL 7, 2016

EXECUTIVE SUMMARY

The U.S. economy continues to grow at the same lukewarm pace that it has experienced for the last several years. Consumer spending, which accounts for 70 percent of the U.S. economy, continues to be the key driver of economic growth. With respect to fixed income markets, interest rates declined considerably during the first quarter of 2016, as a risk-off market environment was sparked by plummeting oil prices during the first half of the quarter, driving a flight to quality, which then reversed in the latter half of the quarter. The Euro Area continues to muddle through, aided by pent-up demand, lower commodity prices, a weaker euro, and modestly easing credit. Japan's economy remains languid some three years after the introduction of "Abenomics." While a small rebound is possible in the near term, we don't see much change in China's structural challenges and expect a continued slowing economic growth trend in the medium term. Regarding taxable fixed income holdings, we continue to position portfolios with a bias towards eventual further increases in short term interest rates, while maintaining sufficient liquidity to take advantage of the changing market environment. Our tax-exempt strategy continues to place a heavy emphasis on income, which we believe is the primary driver of returns over a full market cycle. Domestic and international equity portfolios continue to hold diversified, high quality, growth companies that can continue to expand earnings under challenging conditions. We find that valuations in some defensive equity sectors have become stretched, particularly when valued on a P/E to growth (PEG) basis. More traditional growth sectors appear quite inexpensive by comparison.

CURRENT CONDITIONS: LACKLUSTER GROWTH CONTINUES

The U.S. economy continues to grow at the same lukewarm pace that it has experienced for the last several years. U.S. real GDP expanded at a +2.4 percent rate of growth in both 2014 and 2015, and we are forecasting +2.3 percent growth for 2016. To be sure, there have been plenty of ebbs and flows in the strength of economic data from month to month, as each report is released.

GDP growth in the fourth quarter of 2015 was somewhat weaker, and we expect the first quarter of 2016 to be soft too. We also believe growth will pick up slightly in the second quarter to offset the initial first quarter weakness. Consumer spending, which accounts for 70 percent of the U.S. economy, continues to be the key driver of economic growth. As has been the pattern for the last few years, spending seems to slow during the winter months, and then recovers in the spring, as the weather improves. All of our key economic assumptions are displayed in Exhibit **A**.

Apart from the consumer, other sectors of the economy are having a tougher time. Although the U.S. dollar has weakened since the end of January, strength in the dollar over the last several years has made U.S. goods more expensive overseas, and therefore less competitive, which has negatively impacted U.S. exports. At the same time, currency translation has been a significant headwind for U.S. companies with large international operations. This has contributed to the challenging environment for corporate profits.

Capital spending has been weak as well, not only in the U.S., but globally, as shown in Exhibit **B**. The large decline in spending that occurred in the energy sector depressed overall spending on equipment. Even companies in sectors with more upbeat outlooks are behaving very cautiously about capital spending outlays.

The Federal Reserve has struggled publicly since its decision to begin increasing the federal funds rate back in December. As the year began, investors became very concerned about the risk of a policy mistake by the Fed, and the equity market began to discount a recession. Later in the quarter, a rebound in oil prices and more dovish comments from Fed Chair Yellen eased investor fears, and the market rebounded smartly.

Inflation has not been a threat for the last few years, despite continued pressure on the housing component of the Consumer Price Index (CPI). This pressure has been more than offset by weak commodity prices and the lack of wage growth. More recently, commodity prices have increased and wage growth is showing signs of picking up. Despite these changes, investors appear quite sanguine about the prospects for meaningfully higher inflation, as represented by U.S. Treasury yields, as shown in Exhibit **C**.

As mentioned, the U.S. dollar has weakened from the highs reached in January. At the same time, oil prices have also increased, as Exhibit **D** displays. The manufacturing sector, which had been negatively impacted by the strong dollar, has already begun to respond favorably to the weaker dollar, as shown in Exhibit **E**. While this improvement is meaningful, we are cautious about its longevity, as the underlying fundamentals relating to intrinsic demand have not significantly changed.

In summary, we expect the U.S. economy to continue to deliver lukewarm inflation-adjusted growth in the range of +2 to +2.5

percent. We are, however, concerned that if signs of renewed inflation continue to pick up, the Federal Reserve could find itself in an even more difficult situation of fighting inflation, in a somewhat anemic growth environment. We expect volatility to become more elevated, which opens the door to selective investment opportunities.

Turning to fixed income markets, Treasury yields reached an intermediate term peak at year-end 2015, following the Fed's decision to increase interest rates for the first time in over a decade last December. Interest rates declined considerably during the first quarter of 2016, as a risk-off market environment was sparked by plummeting oil prices during the first half of the quarter, driving a flight to quality. Yields bottomed in mid-February, in conjunction with the bottom in oil prices. During the second half of the quarter, a recovery in oil prices, combined with a more dovish tone from the Federal Reserve, drove a reversal in sentiment and a return of the risk-on trade. By quarter end, most investment markets had retraced their moves from earlier in the period. Treasury yields had risen from the mid-February lows as well, but remained well below the levels seen at the beginning of the year. Market uncertainty regarding the timing of the next increase in the fed funds rate continues to reverberate across the Treasury yield curve, keeping interest rate volatility elevated.

Sector returns were positive across the board, as lower interest rates boosted bond prices in aggregate. Shorter duration sectors, such as government agency mortgage-backed securities generally underperformed the benchmark, while still posting positive returns on an absolute basis. The U.S. Treasury sector outperformed the benchmark as a result of its longer duration. Corporate bonds were the best performing sector during the quarter, as the combination of a longer duration and yield advantage positively impacted both absolute and relative returns.

Looking forward, we expect yields to rise at a slower pace than occurred in the last few months of 2015, now that the market has adjusted to the new Fed policy of slowly normalizing interest rates. We believe the bond market will remain range-bound, and that regular shifts in investor sentiment between risk-on and risk-off mentalities will present tactical trading opportunities. We continue to position taxable portfolios with a bias towards eventual further increases in short-term interest rates, while maintaining sufficient liquidity to take advantage of the changing market environment. We believe shorter duration positioning, combined with a significant yield advantage relative to benchmarks, should more than offset the price impact of additional increases in interest rates over the coming quarters. Our forecasts for U.S. Treasury interest rates are shown in Exhibit **F**.

Tax-exempt municipal bonds ended the quarter with a generally lower and flatter yield curve. Only maturities of one year yielded more at the end of the quarter than at the beginning of the quarter. The yields on all other AAA general obligation maturities declined during the quarter. The spread between the 2-year and 30-year AAA general obligation yields ended the quarter at 205 basis points, near the long-term historical average. Tax-exempt bonds were attractively priced at the end of the quarter, after briefly trading at rich levels in January and early-February, based on yield ratios relative to Treasury bonds. The Bond Buyer 40-Bond Index declined -20 basis points for the quarter, ending at 4.01 percent.

During the first quarter, returns were positive across all duration and credit quality strata. Bonds with longer maturities generally outperformed those with shorter maturities; this held true for both investment grade and high yield bonds. In terms of credit quality, lower quality bonds typically outperformed. The high yield segment of the municipal bond market had a +2.74 percent total return for the quarter and the group was led by tobacco bonds, which returned +7.05 percent. Outperformance in the high yield group occurred despite the relatively weak performance of Puerto Rico debt. Bonds with BBB ratings gradations experienced the strongest returns for the quarter, among investment grade securities. Given the outperformance of lower quality bonds, it should not come as a surprise that revenue bonds outperformed general obligation bonds during the first three months of the year. Across the various revenue bond sectors, housing bonds had the second strongest performance for the quarter. Our portfolio overweight in housing bonds led to strong performance for the quarter, and particularly the month of March. We continue to believe that housing bonds represent some of the best relative value opportunities over the intermediate and long term and we will continue to actively invest in this sector.

Tax-exempt fund flows continued to be positive and have posted 26 consecutive weeks of net inflows through the end of March. Over $14 billion was invested in tax-exempt bond funds during the first quarter of 2016. These inflows have undoubtedly contributed to the overall market strength, which has pushed yields downward. Further supporting market performance from a technical basis is a somewhat lower volume of new issue supply relative to last year. Issuance of tax-exempt municipal bonds was approximately $94 billion in the first quarter of 2016, down from just under $108 billion in 2015. Refunding issuance continues to make up the majority of all issuance. Refundings are projected to remain strong in 2016, with low long bond rates likely to persist in the near term. In light of current market conditions, we expect the tax-exempt yield curve to maintain its slope, with the curve moving somewhat higher in the second half of the year. Our tax-exempt investment strategy continues to place a heavy emphasis on income, which we believe is the primary driver of return over a full market cycle. We expect to maintain durations at or near their current levels, while continuing to invest in bonds with higher credit quality ratings. As always, diversification remains a key tenet in our strategy to help manage credit risk. Exhibit **G** displays detailed fixed income returns.

Regarding international markets, UK GDP growth has consistently outpaced that of many other developed countries for the last several years. However, the economic expansion continued to lose a bit of momentum in the first quarter as a number of factors, including the upcoming European Union (EU) referendum, slowing global growth, financial market volatility, and revised fiscal budget assumptions, have negatively impacted confidence. While still indicative of modest expansion, the Manufacturing PMI declined to 51.0 in March from its most recent peak of 55.4 in August 2015. The services sector, which represents nearly 80 percent of UK GDP, also has not been immune to rising economic and political uncertainty. Notably, the Services PMI was 53.7 in March compared with its three-year average of 57.4. Various other data suggest subdued business activity may persist into the second quarter, ahead of the EU referendum on June 23rd. Yet, we believe the economy is poised to deliver comparatively better performance in the second half, aided by improved export demand, consumer spending, and fixed investment. This should put the UK on course to achieve real GDP growth of about +2.0 percent in 2016 (versus +2.2 percent in 2015), as shown in Exhibit **H**.

Fear of the so-called "Brexit" has increasingly weighed on economic prospects and helped push the British pound to a seven-year low against the U.S. dollar (and a 15-month low against the euro). Having recently negotiated "more favorable" membership terms, as shown in Exhibit **I**, Prime Minister David Cameron has held true to a campaign pledge to hold a referendum on whether the UK should remain a member of the EU. Public opinion polls currently indicate voters are almost equally split on this question, as Exhibit **J** displays, but there is also still a meaningful number of undecided voters.

Across the Channel, the Euro Area continues to muddle through, aided by pent-up demand, lower commodity prices, a weaker euro, and modestly easing credit. Although the region looks on pace to achieve GDP growth of +1.7 percent in 2016 (up marginally from +1.5 percent in 2015), the recovery remains asymmetric and dependent on increasingly accommodative monetary policy. The Euro Area Composite PMI weakened slightly to 53.1 in March (versus a near-term peak of 54.3 in August 2015), with a modest improvement in manufacturing offset by a continued softening in services. As the benefits from previous policy initiatives fade, the European Central Bank (ECB) recently announced additional easing measures to further alleviate deflationary pressures, bolster economic activity, and increase liquidity/bank funding conditions, as shown in Exhibit **K**.

The effectiveness of "Abenomics," Prime Minister Abe's three-faceted policy program for restoring the country's fiscal health and economic vitality, is increasingly being questioned, as Japan's economy remains languid some three years after the program's introduction. Sustained inflation remains fleeting, wage growth is anemic, as demonstrated by the current ongoing round of spring wage negotiations, and the government's fiscal situation remains shaky. The economy ended 2015 on a weak note, contracting at a -1.1 percent annualized rate in the final quarter, and recent indicators suggest the new year has started off on uneven footing amid weak household consumption and slowing industrial activity. The strengthened yen, the result of a flight to safe haven assets amid a broad slowing in global growth, along with initial disappointment in the Bank of Japan's newly introduced negative interest rate policy, pose obstacles to the growth outlook as a near continual weakening of the currency in the past three years had been a tailwind for the economy.

Overall, "Abenomics" looks to be faltering, as displayed in Exhibit **L**, and we find it difficult to place much confidence in Japan's longer term growth prospects. While the government may look to provide easing measures near-term, such as again delaying the second scheduled consumption tax hike or launching a new stimulus spending package, these would be unlikely to alter our view on the economy. Recognizing the slow start to the year and the difficult growth backdrop looking forward, we lowered our 2016 growth forecast to +0.3 percent, as shown in Exhibit **H**.

Multiple data points suggest China's economic activity likely improved in March, as shown by the increase in coal consumption in Exhibit **M**. This is likely due to easing policies put in place earlier and the continued property market recovery. While a small rebound is possible in the near term, we don't see much change in China's structural challenges and expect a continued slowing economic growth trend in the medium term.

As the government focuses even more on stabilizing growth this year, deleveraging and reform seem to be progressing more

slowly than expected. While a high and rapidly rising corporate debt level is certainly a risk, as shown in Exhibit **N**, we believe China still has time to avoid a financial crisis. On the positive side, China is still a developing economy, the savings rate is high, capital markets are much less developed, and external debt exposure is limited.

The situation in Brazil is difficult. While our investments there are very limited, we are monitoring the situation closely as it is a bellwether emerging markets country. Brazil's economy is weak and is not likely to recover soon. GDP declined -3.8 percent in 2015, and has contracted in six of the past seven quarters. The economy is in stagflation, with GDP forecasted to fall -3.5 percent in 2016 and high inflation of +10 percent expected, well above the Central Bank's target of +6.5 percent. Economic indicators continue to deteriorate, as February industrial production dropped -9.8 percent year-over-year and the unemployment rate rose to 8.2 percent. The government is constrained in what it can do to improve the economy, as fiscal reforms have hit a wall in Congress and the budget deficit is already high at 11 percent of GDP, as Exhibit **O** displays.

Additionally, the Brazilian population is unhappy, and on March 13th, there were mass protests calling for President Dilma Rousseff's ouster. Brazil's largest political party, the centrist Brazilian Democratic Movement Party, voted to terminate the coalition, making impeachment procedures against President Rousseff more likely. Brazil's central bank left interest rates at 14.25 percent during the first quarter of 2016, and maintained a hawkish tone by reaffirming that there is no room to cut rates given elevated levels of inflation.

GLOBAL EQUITY INVESTMENT STRATEGY: PROSPECTS REMAIN MUTED, BUT NEAR-TERM OPPORTUNITIES ARE LIKELY

Domestic equity markets began the year with significant investor fears of an imminent recession until oil prices began to rebound and Fed Chair Yellen shifted back to a more dovish tone. As a result, most markets recovered all of their losses from the first two months of the quarter during March. The S&P 500 Index increased +6.8 percent for the month and +1.3 percent for the first quarter. Exhibits **P** and **Q** display detailed domestic and global performance data.

Global growth remains challenged, as the U.S. continues to be the economic bright spot for the world. As mentioned previously, manufacturing indicators have turned more positive recently, as the weakening U.S. dollar provides some relief to the sector. While this trend could well continue long enough to create near-term investment opportunities, we do not believe that there has been any meaningful change in underlying demand, as growth around the world continues to be weak, as Exhibit **R** clearly shows.

Although emerging markets have rallied recently, we view this as a relief rally rather than a real change in the fundamental outlook. As Exhibit **S** shows, the recent rally was not driven by an improvement in corporate earnings. In the past, emerging markets have contributed to the strong demand for U.S. manufactured goods. However, the struggles these regions face remain a significant issue, exemplified by the high debt levels shown in Exhibit **T**.

The precarious nature of global growth has favored more defensive companies, or what has become known as the "risk

off" trade. One example of this is the utilities sector, where many of the companies have been used as bond proxies, particularly as the first quarter began and fears of an imminent recession were misplaced. As a result, valuations in some more defensive sectors have become stretched. At the same time, more traditional growth sectors appear quite inexpensive by comparison, particularly when valued on a P/E to growth (PEG) basis. Moreover, when this scenario is cast in the light of the potential for renewed concerns about inflation, the dynamics appear even more compelling, as extended safe haven stocks would very likely experience meaningful multiple compression in such an environment. Exhibit U displays the valuation disparity between the aforementioned groups.

Domestic and international equity portfolios continue to be positioned with high-quality growth companies that can continue to expand earnings under challenging conditions. We continue to look for potential shifts in investor sentiment, as described above, to seek incremental investment opportunities.

Despite "Brexit" fears and the very modest recovery in the Euro Area, we continue to overweight Europe in our international equity strategies. We believe that the benefits of EU membership (combined with fear of the unknown) will outweigh Euroskepticism, and the UK will ultimately decide to remain a part of the EU. This, in turn, should propel UK markets higher in the second half of the year. Additionally, the ECB's accommodative monetary policy should help boost domestic activity, along with improving liquidity in the banking system.

While generally trading at a modest premium to historical valuation on an absolute basis, European stocks continue to trade at a discount relative to U.S. counterparts and to cyclically-adjusted valuation metrics. Moreover, as the laundry list of fears and uncertainties continues to grow, so do the opportunities for stock selection.

We maintain a relatively defensive stance with regard to European equity holdings and continue to place emphasis on high-quality, cash-generative companies that are domestic-centric, market share leaders/gainers, possess secular or niche growth drivers, and/or address markets where there is pent-up demand. During the first quarter of 2016, we further reduced exposure to the financial and consumer discretionary sectors in EAFE portfolios.

We continue to significantly underweight Japanese equities across international strategies, as we remain concerned with Japan's longer term growth prospects in the face of severe structural challenges, including a rapidly aging population, significantly elevated sovereign debt levels, and a dual labor market, and the limited attempt to date to adequately address these issues. Paired with still middling equity valuations relative to other developed markets and coming earnings pressure from a strengthened yen, we find Japanese equities unattractive, so we remain underweight. Our exposure in Japan continues to focus on either defensive domestic consumption-driven names, such as healthcare and consumer staples, which should perform well in a subdued growth environment, or exporters and multinationals, which benefit from increasing demand in select faster-growing markets overseas. Across all holdings, we continue to emphasize quality companies with strong balance sheets and sustainable competitive advantages rooted in proprietary technologies or dominant market positions.

After a faster-than-expected RMB depreciation induced a sharp sell-off at the beginning of the year, Chinese equities (MSCI China) rebounded strongly from their mid-February lows. Depressed valuations, the U.S. Federal Reserve's more dovish language, and initial signs of economic stabilization in China are potential factors behind the recent rally. Earnings estimates continued their downtrend and the recent rebound came mostly, if not all, from multiple expansion. MSCI China currently is trading at less than 10 times forward P/E, still not expensive compared to historical levels.

Given our view for a continued slowdown and the daunting restructuring task that still lies ahead for China's policymakers, we are doubtful that the recent rally will experience further meaningful upside. The market will be vulnerable if the Federal Reserve resumes rate hikes, and the recent recovery may turn out to be short-lived. We continue to position client portfolios defensively. Despite the overall slowing economy, we do see bright spots in 'New China' sectors. We continue to overweight consumer sectors and favor names that benefit from positive secular trends, are beneficiaries of rebalancing reforms, or have exposure to developed markets.

GLOBAL STRATEGY	
Region/Country	Sentiment Gauge
North America	+
Euroland	+/o
United Kingdom	o
Rest of Europe	o
Greater China	+
Japan	-/o
Rest of Asia	o
Latin America	-
Africa/Middle East	o

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

U.S. ECONOMIC ASSUMPTIONS

	2014				2015				2016E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	-0.9	4.6	4.3	2.1	0.6	3.9	2.0	1.4	2.0	3.0	2.5	2.5
S&P 500 Reported Profits (Year-over-Year)	2.7	9.1	11.5	-13.8	-12.3	-16.0	-15.5	-18.1	12.6	20.7	25.3	60.1
Consumer Price Index (Year-over-Year)	1.4	2.1	1.8	1.2	-0.1	0.0	0.1	0.5	1.0	0.4	0.8	2.0
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	6.7	6.2	6.1	5.7	5.6	5.4	5.2	5.0	4.9	4.9	4.8	4.8
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.5
13-week Treasury Bills-Disc.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.6	1.0	1.3
10-year Treasury Bonds-Yield	2.8	2.6	2.5	2.3	2.0	2.2	2.2	2.2	1.9	2.0	2.5	2.8

SOURCE: SIT INVESTMENT ASSOCIATES, INC., APRIL 5, 2016

Exhibit B

■ Sit Investment Associates ■

Lack of Business Investment a Key Feature of This Cycle


No Gap Closure
ADVANCED ECONOMIES
For Both Panels:
REAL PRIVATE INVESTMENT*
ACTUAL
SPRING 2007 FORECASTS
EMERGING MARKETS EXCLUDING CHINA
ANALYTICS
© BCA Research 2016
1992 1996 2000 2004 2008 2012 2016
* SOURCE: IMF WORLD ECONOMIC OUTLOOK; APRIL 2015.
SHOWN IN LOG SCALE; REBASED TO JAN. 1990 = 0.


Global Capex Softpatch
Ann % Chg
GLOBAL:
REAL BUSINESS INVESTMENT (LS)
CAPITAL GOODS IMPORTS (RS)
REAL BUSINESS INVESTMENT (LS)
BCA GLOBAL CAPEX INDICATOR (Adv, RS)
ANALYTICS
© BCA Research 2016
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
BCA CALCULATIONS.

Source: BCA Research, April 1, 2016

Exhibit C

■ Sit Investment Associates ■

Are Interest Rates Too Low Given Uptick in Inflation?

U.S. 10-Year Treasury Yield (%)


US 10Y Treasury - Price
3.0
2.8
2.6
2.4
2.2
2.0
1.8
1.6
1/14
4/14
7/14
10/14
1/15
4/15
7/15
10/15
1/16
4/16


Ann% Chg
U.S.:
CORE* CPI INFLATION
CORE* PCE INFLATION
ANALYTICS
SHELTER CPI
BCA MODEL**
CORE SERVICES (EX. SHELTER) CPI
EMPLOYMENT COST INDEX
AVERAGE HOURLY EARNINGS
(TOTAL PRIVATE NONFARM PRODUCTION
AND NONSUPERVISORY EMPLOYEES)****
COMPOSITE WAGE TRACKER*****
Mild uptrend
© BCA Research 2016
1995
2000
2005
2010
2015

* EXCLUDES FOOD AND ENERGY.
** MODEL BASED ON RENTAL VACANCIES AND HOME PRICES.
*** SOURCE: BANK OF ENGLAND.
**** SHOWN SMOOTHED.
***** FIRST PRINCIPAL COMPONENT OF THE FOLLOWING FIVE WAGE SERIES: AVERAGE HOURLY EARNINGS OF TOTAL PRIVATE NONFARM PRODUCTION AND NONSUPERVISORY EMPLOYEES; EMPLOYMENT COST INDEX: PRIVATE INDUSTRY COMPENSATION; NONFARM BUSINESS SECTOR UNIT LABOR COSTS; NONFARM BUSINESS SECTOR COMPENSATION PER HOUR; AND MEDIAN USUAL WEEKLY EARNINGS OF FULL-TIME WAGE AND SALARY WORKERS. BASED ON BLS DATA AND BCA CALCULATIONS.

Source: BCA Research, April 1, 2016 and FactSet Research Systems, March 31, 2016

Exhibit D

■ Sit Investment Associates ■

Dollar and Oil Still Unwinding 2014 Extremes



FOR ALL PANELS
26-WEEK RATE OF CHANGE:
DXY DOLLAR INDEX*
TRADE-WEIGHTED DOLLAR**
WTI CRUDE OIL PRICE
%
20
10
0
-10
100
50
-50
© BCA Research 2016
1995
2000
2005
2010
2015
*SOURCE: BLOOMBERG
**SOURCE: J.P. MORGAN CHASE & CO

Source: BCA Research, March 23, 2016

Exhibit E

■ Sit Investment Associates ■

Signs of Stabilization in U.S. Industrial Economy



ISM* NEW ORDERS INDEX
MANUFACTURING
NON-MANUFACTURING
CORE CAPITAL GOODS**
NEW ORDERS
SHIPMENTS
REAL GDP (LS)
INDUSTRIAL PRODUCTION (RS)
%
Ann% Chg
1994
1998
2002
2006
2010
2014
© BCA Research 2016

* INSTITUTE FOR SUPPLY MANAGEMENT.
** MANUFACTURING NONDEFENSE CAPITAL GOODS EXCLUDING AIRCRAFT.

Source: BCA Research, April 1, 2016

G:\Support\Exhibits\E-03/16

EXHIBIT F

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE U.S. FIXED INCOME RETURNS

FROM MARCH 31, 2016

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	1.75%	-1.7%	2.50%	-2.7%	4.00%	-1.4%
Present YTM 0.72%	Most Likely	1.50	-1.2	1.50	-0.8	3.00	-0.7
	Optimistic	0.50	0.8	0.50	1.2	2.00	-0.1
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	2.75	-6.5	3.50	-9.2	5.00	-4.5
Present YTM 1.21%	Most Likely	2.00	-3.1	2.50	-4.8	4.00	-3.0
	Optimistic	1.00	1.6	1.00	2.2	3.00	-1.5
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	3.75	-15.5	4.00	-16.5	5.50	-8.3
Present YTM 1.77%	Most Likely	2.75	-7.6	3.00	-8.8	4.50	-5.8
	Optimistic	2.25	-3.4	2.00	-0.3	3.50	-3.1
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	4.50	-29.6	4.75	-31.4	6.00	-15.1
Present YTM 2.61%	Most Likely	3.25	-10.9	3.50	-13.8	5.00	-10.7
	Optimistic	2.50	3.6	2.25	10.4	4.00	-5.7

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

Exhibit G

■ Sit Investment Associates ■

Domestic Fixed Income Market Performance

TOTAL RETURNS TO 3/31/16

BARCLAYS INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Aggregate	0.9 %	3.0 %	2.4 %	2.0 %
Treasury	0.2	3.2	2.2	2.4
Agency	0.2	2.0	1.4	1.9
Corporate	2.8	4.0	3.4	0.9
CMBS	1.2	3.6	2.3	2.8
Asset-Backed	0.1	1.4	0.8	1.7
Mortgage Pass-Through	0.3	2.0	1.9	2.4
5-Year Treasury	0.2	3.0	1.5	2.5

BARCLAYS INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Municipal	0.3 %	1.7 %	3.2 %	4.0 %
5-year Municipal	(0.4)	1.1	1.8	2.8
Long (22+ Years)	0.9	2.2	4.7	5.2
Revenue	0.4	1.8	3.6	4.4
Electric	0.4	1.8	3.3	4.3
Hospital	0.7	1.8	3.5	4.4
Housing	0.8	2.0	3.4	4.2
IDR/PCR	0.8	2.1	4.2	4.5
Transportation	0.3	1.9	3.7	4.6
Education	0.4	1.8	3.4	4.3
Water/Sewer	0.3	1.8	3.5	4.4
Resource Recovery	0.1	1.5	2.7	3.7
Leasing	0.4	1.8	3.8	3.9
Special Tax	0.3	1.8	3.4	4.3
General Obligation	0.2	1.5	2.9	3.7
Prerefunded	(0.2)	0.6	0.6	1.3
Insured	0.2	1.3	2.1	3.2
Muni Aaa	0.5	1.1	2.7	2.7
Muni Aa	0.7	1.3	3.0	3.2
Muni A	0.9	2.0	3.7	3.7
Muni Baa	0.8	2.4	3.5	4.3

Source: FactSet Research Systems and Sit Investment Associates, Inc., March 31, 2016

EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

GLOBAL ECONOMIC ASSUMPTIONS

	GDP GROWTH				INFLATION			
	2014A	2015E	2016E	2014-2018 (5 Yr CAGR)	2014A	2015E	2016E	2014-2018 (5 Yr AVG)
Global Economy	**2.7%**	**2.7%**	**2.6%**	**2.7%**	**2.2%**	**1.7%**	**2.5%**	**2.5%**
United States	2.4	2.4	2.3	2.4	1.6	0.1	1.0	1.8
Euro Area	0.9	1.5	1.7	1.5	0.4	0.0	1.0	0.7
United Kingdom	2.8	2.2	2.0	2.2	1.5	0.1	1.3	1.1
Japan	(0.1)	0.7	0.3	0.3	1.1*	0.8	0.0	0.4
Asia Ex Japan	6.1	6.0	5.9	6.0	3.0	2.1	2.2	2.3
Latin America	0.8	(0.7)	(0.9)	(0.5)	8.5	11.1	17.0	14.1

* Exlcuding the impact of consumption tax increase effective April 1, 2014

10-YEAR BOND YIELDS

	2014	2015	2016	
	12/31A	12/31A	3/31A	12/31E
United States	2.2%	2.3%	1.8%	2.9%
Euro (Germany)	0.5	0.6	0.2	0.5
Japan	0.3	0.3	0.0	0.0
United Kingdom	1.8	2.0	1.4	2.0

EXCHANGE RATES

	2014	2015	2016	
	12/31A	12/31A	3/31A	12/31E
Euro ($/€)	1.21	1.09	1.14	1.02
Japan (¥/$)	120	120	113	120
UK ($/£)	1.56	1.47	1.44	1.50

SOURCE: BLOOMBERG, THE WORLD BANK AND SIT INVESTMENT ASSOCIATES, INC., APRIL 6, 2016

Exhibit I

■ Sit Investment Associates ■

Key Changes to United Kingdom's EU Membership

- **Child benefit** - Child benefit payments to migrant workers for children living overseas to be recalculated to reflect the cost of living in their home countries
- **Migrant welfare payments** - The UK can decide to limit in-work benefits for EU migrants during their first four years in the UK. This so-called "emergency brake" can be applied in the event of "exceptional" levels of migration, but must be released within seven years - without exception.
- **Eurozone** - Britain can keep the pound while being in Europe, and its business trade with the bloc, without fear of discrimination. Any British money spent on bailing out eurozone nations will be reimbursed.
- **Protection for the City of London** - Safeguards for Britain's large financial services industry to prevent eurozone regulations being imposed on it
- **Sovereignty** - There is an explicit commitment that the UK will not be part of an "ever closer union" with other EU member states. This will be incorporated in an EU treaty change.
- **'Red card' for national parliaments** - It will be easier for governments to band together to block unwanted legislation. If 55% of national EU parliaments object to a piece of EU legislation it will be rethought.
- **Competitiveness** - The settlement calls on all EU institutions and member states to "make all efforts to fully implement and strengthen the internal market" and to take "concrete steps towards better regulation", including by cutting red tape.
- **Some limits on free movement** - Denying automatic free movement rights to nationals of a country outside the EU who marry an EU national, as part of measures to tackle "sham" marriages. There are also new powers to exclude people believed to be a security risk - even if they have no previous convictions

Source: BBC, April 2016

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

EU REFERENDUM VOTING INTENTIONS


EU referendum: Remain lead at one
European Union referendum voting intention since August 2011
Remain
Leave
55
45
35
25
%
39
38
2011
2012
2013
2014
2015
June 23
Wording:
❶ In a referendum on Britain's membership of the EU how would you vote? (Remain/Leave)
❷ Should the United Kingdom remain a member of the European Union? (Yes/No)
❸ Should the United Kingdom remain a member of the EU or leave the EU? (Remain/Leave)
YouGov | yougov.com
Latest update: Mar. 29 - Apr. 4, 2016

SOURCE: YOUGOV, APRIL 4, 2016

EXHIBIT K

■ SIT INVESTMENT ASSOCIATES ■

ECB REMAINS HIGHLY ACCOMMODATIVE

RECENT ECB MONETARY DECISIONS

- Reduced main refinancing rate to 0% from 0.05%
- Reduced rate on marginal lending facility to 0.25% from 0.30%
- Reduced rate on deposit facility to -0.40% from -0.30%
- Expanded asset purchase program to €80B/month – investment grade euro-denominated bonds issued by non-bank corporations now eligible for purchase
- A new series of four targeted longer-term refinancing operations (TLTRO II), each with a maturity of four years, will be launched, starting in June 2016. Borrowing conditions in these operations can be as low as the interest rate on the deposit facility

Source: European Central Bank

Eurosystem (ECB) Total Assets – €T


4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
'06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17
Assuming average monthly purchases of € 80 billion (excluding TLTRO)

Source: European Central Bank, SIA

SOURCE: EUROPEAN CENTRAL BANK AND SIT INVESTMENT ASSOCIATES, INC., APRIL 2016

G:\Support\Exhibits\E-03/16

Exhibit L

■ Sit Investment Associates ■

‘Abenomics’ Faltering



Japan’s economic growth has been patchy since Prime Minister Shinzo Abe took office in December 2012. In recent weeks, the Nikkei Stock Average fell sharply while the yen strengthened.
Annualized quarterly GDP growth, seasonally adjusted
6%
4
2
0
-2
-4
-6
-8
2012
’13
’14
’15
Dec. 26, 2012: Abe takes office
4Q: -1.2*
Nikkei Stock Average
22000
20000
18000
16000
14000
12000
10000
8000
2012
’13
’14
’15
’16
How many yen one U.S. dollar buys
¥60
70
80
90
100
110
120
130
SCALE INVERTED
2012
’13
’14
’15
’16
*Consensus economist forecast
Sources: Cabinet Office (GDP); news reports (GDP consensus forecast); Thomson Reuters (Nikkei, yen)
THE WALL STREET JOURNAL.

Source: The Wall Street Journal, February 11, 2016

G:\Support\Exhibits\E-03/16

Exhibit M

■ Sit Investment Associates ■

<u>Chinese Power Production Has Spiked up in March</u>



yoy %
Thermal coal consumption (avg. daily by 6 key IPP groups)
Industrial production (RHS)
yoy %
Thermal coal consumption by IPPs spiked up in Mar, implying a rising IP
Thermal coal consumption vs. IP Correlation = 77%
50
40
30
20
10
0
-10
-20
-30
18
16
14
12
10
8
6
4
2
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16

Source: Deutsche Bank, April 1, 2016

Exhibit N

■ Sit Investment Associates ■

China's Debt is Dominated by Corporate Sector Liabilities


China's debt is dominated by corporate sector liabilities
% GDP
Corporate debt
Local govt debt
Central govt debt
Household debt
250
200
150
100
50
0
157
155
146
143
174
175
172
188
197
212
231
12 41 17 87
11 38 18 87
12 34 18 81
12 32 19 80
16 35 28 94
18 33 29 94
18 33 25 95
20 35 30 103
22 36 34 106
24 37 38 113
28 38 40 126
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015E


China's leverage is not exceptionally high compared with other countries
% of GDP, as of end-2014
Japan 464
France 346
UK 277
Korea 272
Australia 251
Taiwan 239
Germany 223
US 221
China 212
0
100
200
300
400
500
Non-fin corporate
Government
Household

Source: Bank of America/Merrill Lynch, March 18, 2016

G:\Support\Exhibits\E-03/16

Exhibit O

■ Sit Investment Associates ■

No Relief in Sight for Brazil



Sovereign Spreads Should Explode
BRAZIL: REAL GDP GROWTH*
REAL GDP
Fell by 1%
Fell by 0.5%
Fell by 1.4%
Already fell by 4.4%
SOVEREIGN SPREADS**
© BCA Research 2016
* SOURCE: IPEADATA, IBGE, AND BCA CALCULATIONS.
** OPTION-ADJUSTED SPREAD; SOURCE: BARCLAYS.
Brazil's Fiscal Disaster
BRAZIL BUDGET BALANCE:
NOMINAL
PRIMARY
-11% of GDP
INTEREST PAYMENTS ON PUBLIC DEBT (AS A % OF GDP)
© BCA Research 2016

Source: BCA Research, March 9, 2016

EXHIBIT P

■ SIT INVESTMENT ASSOCIATES ■

U.S. SECURITIES MARKETS

	3/31/16	2/29/16	12/31/15	9/30/15	3/31/15	One Month	Three Months	Six Months	Twelve Months
Dow Jones Industrials	17685.09	16516.50	17425.03	16284.70	17776.12	7.2%	2.2%	10.1%	2.1%
S&P 500	2059.74	1932.23	2043.94	1920.03	2067.89	6.8	1.3	8.5	1.8
NASDAQ OTC Composite	4869.85	4557.95	5007.41	4620.17	4900.88	6.8	-2.7	5.4	-0.6
Russell 1000	1133.84	1066.58	1131.89	1068.46	1156.95	7.0	1.2	7.7	0.5
Russell 2000	1114.03	1033.90	1135.89	1100.69	1252.77	8.0	-1.5	2.0	-9.8
FIXED INCOME									
BARCLAYS AGGREGATE	1983.77	1965.74	1925.40	1936.43	1945.63	0.9	3.0	2.4	2.0
BARCLAYS MUNI	1122.91	1119.36	1104.43	1088.05	1079.97	0.3	1.7	3.2	4.0
U.S. TREASURY									
2-Year Notes	0.72	0.78	1.05	0.63	0.56	- 6 b.p.	-33 b.p.	+9 b.p.	+16 b.p.
5-Year Notes	1.21	1.21	1.76	1.36	1.37	--	-55	-15	-16
10-Year Notes	1.77	1.74	2.27	2.04	1.92	+3	-50	-27	-15
30-Year Bonds	2.61	2.62	3.02	2.85	2.54	-1	-41	-24	+7
A INDUSTRIAL									
Intermediate Maturity	2.61	3.05	3.25	2.90	2.37	-44	-64	-29	+24
Long Maturity	4.69	5.10	5.23	5.09	4.33	-41	-54	-40	+36
MORTGAGES									
Current Coupon GNMA (3.00%)	2.51	2.50	2.88	2.69	2.54	+1	-37	-18	-3
MUNICIPALS									
Bond Buyer 40-Bond Index	4.01	4.06	4.21	4.38	4.22	-5	-20	-37	-21
SHORT TERM									
Fed Funds	0.35	0.36	0.33	0.12	0.11	-1	+2	+23	+24
Primary Discount Rate *	1.00	1.00	1.00	0.75	0.75	--	--	+25	+25
Prime Rate	3.50	3.50	3.50	3.25	3.25	--	--	+25	+25
13-weekTreas. Bills-Disc.	0.21	0.33	0.16	-0.01	0.03	-12	+5	+22	+18

* Primary Credit Discount Rate; effective 1/9/03.

Exhibit Q

■ Sit Investment Associates ■

Global Market Performance

As of 3/31/16	MTD Market %Chg US$	QTD Market %Chg US$	YTD Market %Chg US$
MSCI World	6.8	(0.3)	(0.3)
MSCI EAFE	6.5	(3.0)	(3.0)

	MTD			QTD			YTD		
	Market %Chg		Currency	Market %Chg		Currency	Market %Chg		Currency
NORTH AMERICA	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Dow Jones Industrial Avg	7.1	7.1		1.5	1.5		1.5	1.5	
S&P 500	6.7	6.7		1.2	1.2		1.2	1.2	
NASDAQ	6.8	6.8		(2.7)	(2.7)		(2.7)	(2.7)	
Canada (TSE)	10.3	5.3	4.7	12.3	4.5	7.4	12.3	4.5	7.4

	MTD			QTD			YTD		
	Market %Chg		Currency	Market %Chg		Currency	Market %Chg		Currency
EUROPE	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Austria (ATX)	10.5	5.4	4.9	(0.6)	(5.3)	4.9	(0.6)	(5.3)	4.9
Belgium (BEL 20)	4.9	0.0	4.9	(4.3)	(8.8)	4.9	(4.3)	(8.8)	4.9
Finland (OMXH)	5.9	0.9	4.9	(2.4)	(6.9)	4.9	(2.4)	(6.9)	4.9
France (CAC 40)	5.8	0.9	4.9	(0.6)	(5.2)	4.9	(0.6)	(5.2)	4.9
Germany (DAX)	10.1	5.0	4.9	(2.7)	(7.2)	4.9	(2.7)	(7.2)	4.9
Greece (ATHEX)	17.1	11.7	4.9	(4.1)	(8.6)	4.9	(4.1)	(8.6)	4.9
Ireland (ISEQ)	4.3	(0.6)	4.9	(2.6)	(7.1)	4.9	(2.6)	(7.1)	4.9
Italy (S&P/MIB)	7.8	2.8	4.9	(11.2)	(15.4)	4.9	(11.2)	(15.4)	4.9
Netherlands (AEX)	8.1	3.1	4.9	5.0	0.1	4.9	5.0	0.1	4.9
Portugal (PSI)	10.5	5.3	4.9	(0.9)	(5.5)	4.9	(0.9)	(5.5)	4.9
Spain (IBEX 35)	8.2	3.2	4.9	(3.5)	(8.0)	4.9	(3.5)	(8.0)	4.9
Denmark (OMXC 20)	5.1	0.1	5.0	(1.8)	(6.5)	5.1	(1.8)	(6.5)	5.1
Norway (OSE)	6.4	0.9	5.4	2.6	(4.1)	7.0	2.6	(4.1)	7.0
Sweden (OMXS A-S)	7.0	1.0	5.9	(0.5)	(4.3)	4.0	(0.5)	(4.3)	4.0
Switzerland (SMI)	3.5	(0.5)	4.0	(7.4)	(11.5)	4.5	(7.4)	(11.5)	4.5
United Kingdom (FTSE)	5.2	1.8	3.1	(2.8)	0.1	(2.5)	(2.8)	0.1	(2.5)
Czech Rep (PX)	10.1	4.9	4.9	(1.4)	(5.9)	4.8	(1.4)	(5.9)	4.8
Poland (WIG)	15.9	7.9	7.4	11.9	5.5	6.1	11.9	5.5	6.1
Turkey (ISE100)	15.3	9.8	4.9	20.3	16.1	3.7	20.3	16.1	3.7
Russia (RTS)	14.1	14.1	12.2	15.7	15.7	9.2	15.7	15.7	9.2

	MTD Market %Chg US$	QTD Market %Chg US$	YTD Market %Chg US$
MSCI AC Asia Pacific	8.7	(1.7)	(1.7)
MSCI Emerging Markets	13.2	5.7	5.7

	MTD			QTD			YTD		
	Market %Chg		Currency	Market %Chg		Currency	Market %Chg		Currency
ASIA PACIFIC REGION	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Australia (ASX)	12.1	4.1	7.7	1.9	(3.6)	5.7	1.9	(3.6)	5.7
Hong Kong (HSI)	9.0	8.7	0.3	(5.3)	(5.2)	(0.1)	(5.3)	(5.2)	(0.1)
Japan (NIK 225)	5.6	5.2	0.4	(5.1)	(11.4)	7.0	(5.1)	(11.4)	7.0
New Zealand (NZX 50)	14.2	8.5	5.3	8.5	6.9	1.4	8.5	6.9	1.4
Singapore (STI)	11.3	6.6	4.5	3.7	(1.2)	5.4	3.7	(1.2)	5.4
China (SHGH A)	13.1	11.8	1.2	(14.8)	(15.1)	0.4	(14.8)	(15.1)	0.4
India (BSE 100)	14.4	10.7	3.3	(3.3)	(3.2)	(0.1)	(3.3)	(3.2)	(0.1)
Indonesia (JSX)	2.4	1.6	0.8	9.7	5.5	4.0	9.7	5.5	4.0
Korea (KOSPI)	12.6	4.1	8.1	4.3	1.8	2.5	4.3	1.8	2.5
Malaysia (KLSE)	11.9	3.8	7.8	11.7	1.5	10.0	11.7	1.5	10.0
Philippines (PSE)	12.4	8.9	3.3	6.8	4.5	2.2	6.8	4.5	2.2
Taiwan (TAIEX)	7.4	4.0	3.3	7.0	4.9	2.1	7.0	4.9	2.1
Thailand (SET)	7.0	5.7	1.3	11.8	9.3	2.3	11.8	9.3	2.3

	MTD			QTD			YTD		
	Market %Chg		Currency	Market %Chg		Currency	Market %Chg		Currency
LATIN AMERICA	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Argentina (MERVAL)	6.0	(0.9)	7.0	(1.0)	11.3	(11.1)	(1.0)	11.3	(11.1)
Brazil (IBOV)	31.3	17.0	12.3	28.9	15.5	11.6	28.9	15.5	11.6
Chile (IPSA)	9.8	5.7	3.9	12.6	6.3	5.9	12.6	6.3	5.9
Mexico (IPC)	10.8	5.0	5.5	7.6	6.8	0.8	7.6	6.8	0.8
Peru (BVL)	18.9	12.2	5.9	25.4	22.4	2.5	25.4	22.4	2.5

	MTD			QTD			YTD		
	Market %Chg		Currency	Market %Chg		Currency	Market %Chg		Currency
AFRICA/MIDDLE EAST	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Israel (TA-100)	3.0	(0.7)	3.8	(5.5)	(8.7)	3.5	(5.5)	(8.7)	3.5
Morocco (MADEX)	7.8	4.7	3.0	8.0	4.9	3.0	8.0	4.9	3.0
Pakistan (KSE 100)	5.6	5.6	(0.1)	1.0	1.0	0.0	1.0	1.0	0.0
South Africa (FTSE-JSE)	14.2	6.4	7.3	9.4	3.9	5.4	9.4	3.9	5.4

Source: Factset Research Systems and Sit Investment Associates, Inc., March 31, 2016

Exhibit R

■ Sit Investment Associates ■

Eroding Global Growth Expectations



FULL-YEAR 2016 BLOOMBERG CONSENSUS ECONOMIC FORECAST
U.S. GDP
Ann % Chg
3.00
2.75
2.50
2.25
EURO AREA GDP
1.7
1.6
1.5
CANADA GDP
2.5
2.0
1.5
2014
2015
2016
U.K. GDP
2.4
2.2
2.0
AUSTRALIA GDP
3.50
3.25
3.00
2.75
JAPAN GDP
1.50
1.25
1.00
.75
ANALYTICS
© BCA Research 2016

Source: BCA Research, April 1, 2016

G:\Support\Exhibits\E-03/16

Exhibit S

■ Sit Investment Associates ■

Emerging Market Rally Not Supported by Earnings



Ann% Chg
EM LARGE CAP
100
75
50
25
0
-25
-50
-22%
EARNINGS PER SHARE* IN LOCAL CURRENCY TERMS:
EM SMALL CAP
-17%
ANALYTICS
© BCA Research 2016
2006
2008
2010
2012
2014
2016
*CALCULATED AS STOCK PRICES DIVIDED BY P/E RATIO;
SHOWN AS A 3-MONTH MOVING AVERAGE;
SOURCE: MSCI Inc. (SEE COPYRIGHT DECLARATION)

Source: BCA Research, March 9, 2016

G:\Support\Exhibits\E-03/16

Exhibit T

■ Sit Investment Associates ■

Emerging Markets/China Deleveraging Has Not Yet Started



Ann% Chg
EMERGING MARKETS EXCLUDING CHINA, KOREA AND TAIWAN*:
PRIVATE CREDIT
NOMINAL GDP
35
30
25
20
15
10
5
CHINA:
BANK AND NON-BANK CREDIT**
NOMINAL GDP
Credit growth is still too strong
ANALYTICS
© BCA Research 2016
2004
2006
2008
2010
2012
2014
2016

*EQUITY MARKET-CAP WEIGHTED AGGREGATE OF 16 EMERGING ECONOMIES
**NON-BANK LOANS = CUMULATIVE SOCIAL FINANCING EXCLUDING BANK LOANS AND EQUITY FINANCING

Source: BCA Research, March 9, 2016

G:\Support\Exhibits\E-03/16

EXHIBIT U

■ SIT INVESTMENT ASSOCIATES ■

RICHLY VALUED "BOND PROXY" SECTORS RELATIVE TO GROWTH SECTORS ON A "PEG" BASIS

DEFENSIVE/ "BOND PROXY" SECTORS

Largest 10 S&P 500 Utilities Stocks

Company Symbol	Company Name	'16 P/E	Estimated LT EPS Growth
DUK	Duke Energy Corporation	17x	4%
NEE	NextEra Energy, Inc.	19	7
SO	Southern Company	18	3
D	Dominion Resources, Inc.	19	6
EXC	Exelon Corporation	14	6
AEP	American Electric Power Company, Inc.	18	5
PCG	PG&E Corporation	16	6
SRE	Sempra Energy	21	11
PPL	PPL Corporation	16	7
PEG	Public Service Enterprise Group Incorpor	16	3
Median		17x	6%
		P/E to Growth (PEG) Ratio=	3.0x

Largest 10 S&P 500 Consumer Staples Stocks

Company Symbol	Company Name	'16 P/E	Estimated LT EPS Growth
PG	Procter & Gamble Company	23x	6%
KO	Coca-Cola Company	24	5
PM	Philip Morris International Inc.	23	9
PEP	PepsiCo, Inc.	22	7
MO	Altria Group, Inc.	21	8
KHC	Kraft Heinz Company	26	19
RAI	Reynolds American Inc.	22	12
MDLZ	Mondelez International, Inc. Class A	24	11
CL	Colgate-Palmolive Company	26	7
KMB	Kimberly-Clark Corporation	22	7
Median		23x	9%
		P/E to Growth (PEG) Ratio=	2.5x

GROWTH SECTORS

Largest 10 S&P 500 Health Care Stocks

Company Symbol	Company Name	'16 P/E	Estimated LT EPS Growth
JNJ	Johnson & Johnson	17x	6%
PFE	Pfizer Inc.	14	6
MRK	Merck & Co., Inc.	15	6
GILD	Gilead Sciences, Inc.	8	1
UNH	UnitedHealth Group Incorporated	16	13
AMGN	Amgen Inc.	14	9
BMY	Bristol-Myers Squibb Company	28	23
AGN	Allergan plc	17	10
MDT	Medtronic Plc	16	8
ABBV	AbbVie, Inc.	12	14
Median		15x	8%
		P/E to Growth (PEG) Ratio=	1.8x

Largest 10 S&P 500 Electronic Tech Stocks

Company Symbol	Company Name	'16 P/E	Estimated LT EPS Growth
AAPL	Apple Inc.	12x	13%
INTC	Intel Corporation	14	8
IBM	International Business Machines Corpor	11	5
CSCO	Cisco Systems, Inc.	12	8
QCOM	QUALCOMM Incorporated	12	11
AVGO	Broadcom Limited	15	15
TXN	Texas Instruments Incorporated	20	8
EMC	EMC Corporation	14	9
HPE	Hewlett Packard Enterprise Co.	9	4
AMAT	Applied Materials, Inc.	16	11
Median		13x	9%
		P/E to Growth (PEG) Ratio=	1.5x

SOURCE: FACTSET RESEARCH SYSTEMS & SIT INVESTMENT ASSOCIATES, INC., APRIL 5, 2016